

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0402

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 12, 2010

Via Fax & U.S. Mail

Mr. Michael W. Upchurch
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

      Re: Kansas City Southern
              Form 10-K for the year ended December 31, 2009
              Filed February 12, 2010
              File No. 001-04717

Dear Mr. Upchurch:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(816) 983-1297